UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AEHR Test Systems

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00760J108

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON PWA Real Estate, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-1277040
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 279,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 279,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON Private Wealth Adv 401K PSP FBO John M. Schneider I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 321,263
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 321,263
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,263
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3%
12	TYPE OF REPORTING PERSON EP

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON John Schneider custodian FBO Helena Schneider UTMA Pa until Age 21 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,700
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,700
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,700
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,700
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 00760J108

1	NAME OF REPORTING PERSON John M. Schneider I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 604,663
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 604,663
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,663
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 00760J108

ITEM 1(a).	NAME OF ISSUER:
AEHR Test Systems
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
400 Kato Terrace Fremont, CA 94539
ITEM 2(a).	NAME OF PERSON FILING:
This statement is being filed by (i) PWA Real Estate, LLC ("PWA") with respect to the 279,000 Shares of the Issuer beneficially owned by it; (ii) Private Wealth Adv 401K PSP FBO John M. Schneider (the "401K Plan") with respect to the 321,263 Shares of the Issuer beneficially owned by it; (iii) John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 (the "UTMA account for Alexandria") with respect to the 1,000 Shares of the Issuer beneficially owned by it; (iv) John Schneider custodian FBO Helena Schneider UTMA Pa until Age 21 (the "UTMA account for Helena") with respect to the 1,700 Shares of the Issuer beneficially owned by it; (v) John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 (the "UTMA account for Beatrice" and together with the UTMA account for Alexandria and the UTMA account for Helena, the "UTMA accounts") with respect to the 1,700 Shares of the Issuer beneficially owned by it; and (vi) John M. Schneider with respect to the Shares beneficially owned by PWA, the 401K Plan and the UTMA accounts. As the sole member of PWA, the sole beneficiary of the 401K Plan and the custodian for the UTMA accounts, John M. Schneider may be deemed the beneficial holder of the Shares held by PWA, the 401K Plan and the UTMA accounts which, when added together, total 604,663 Shares representing 5.6% of the issued and outstanding Shares of the Issuer. Mr. Schneider disclaims beneficial ownership of the securities covered by this statement.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
4900 Perry Highway, Ste. 300 Pittsburgh, PA 15229
ITEM 2(c).	CITIZENSHIP:
PWA Real Estate, LLC - Pennsylvania
Private Wealth Adv 401K PSP FBO John M. Schneider - United States of America
John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 - United States of America
John Schneider custodian FBO Helena Schneider UTMA PA until Age 21 - United States of America
John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 - United States of America
John M. Schneider - United States of America
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.01 per share
ITEM 2(e).	CUSIP NUMBER:
00760J108
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
604,663
	(b)	Percent of class:
5.6% (based on the shares of Common Stock outstanding as of December 31, 2013)
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
PWA Real Estate, LLC - 279,000
Private Wealth Adv 401K PSP FBO John M. Schneider - 321,263
John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 - 1,000
John Schneider custodian FBO Helena Schneider UTMA Pa until Age 21 - 1,700
John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 - 1,700

(ii) Shared power to vote or to direct the vote:
John M. Schneider - 604,663
(iii) Sole power to dispose or to direct the disposition of:
PWA Real Estate, LLC - 279,000
Private Wealth Adv 401K PSP FBO John M. Schneider - 321,263
John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21 - 1,000
John Schneider custodian FBO Helena Schneider UTMA Pa until Age 21 - 1,700
John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21 - 1,700

(iv) Shared power to dispose or to direct the disposition of:
John M. Schneider - 604,663
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
N/A
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2014

Date
PWA Real Estate, LLC
Private Wealth Adv 401K PSP FBO John M. Schneider
John Schneider custodian FBO Alexandria Schneider UTMA PA until Age 21
John Schneider custodian FBO Helena Schneider UTMA PA until Age 21
John Schneider custodian FBO Beatrice Schneider UTMA PA until Age 21
/s/ John M.Schneider

Signature
John M. Schneider, CEO and President

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 00760J108
EXHIBIT A
SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G/A to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: 2/13/2014

PWA REAL ESTATE, LLC
By: /s/ John M. Schneider
Name: John M. Schneider
Title: Sole Member

PRIVATE WEALTH ADV 401K PSP FBO JOHN M. SCHNEIDER
By: /s/ John M. Schneider
Name: John M. Schneider
Title: Owner

JOHN SCHNEIDER CUSTODIAN FBO ALEXANDRIA SCHNEIDER UTMA PA UNTIL AGE 21
By: /s/ John M. Schneider
Name: John M. Schneider
Title: custodian

JOHN SCHNEIDER CUSTODIAN FBO HELENA SCHNEIDER UTMA PA UNTIL AGE 21
By: /s/ John M. Schneider
Name: John M. Schneider
Title: custodian

JOHN SCHNEIDER CUSTODIAN FBO BEATRICE SCHNEIDER UTMA PA UNTIL AGE 21
By: /s/ John M. Schneider
Name: John M. Schneider
Title: custodian

/s/ John M. Schneider